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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and nine months ended September 30, 2015 and 2014, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Earnings:
Income before taxes	$81,767	$88,452	$252,344	$291,586
Fixed charges	73,127	74,133	219,372	207,965

Total earnings	$154,894	$162,585	$471,716	$499,551

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$73,109	$74,115	$219,315	$207,912
Estimate of the interest component of rental expense	18	18	57	53

Total fixed charges	$73,127	$74,133	$219,372	$207,965

Ratio of earnings to fixed charges	2.12	2.19	2.15	2.40

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES